Exhibit 12.1

Pinnacle Entertainment, Inc.	($ in thousands)
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings:
Pre-tax income (loss)	$131,888	$(50,555)	$(19,071)	$(34,636)	$17,756
Add fixed charges	63,903	53,467	53,792	59,736	61,549
Less capitalized interest	(8,148)	(481)	(788)	(1,513)	(5,102)

Total Earnings	$187,643	$2,431	$33,933	$23,587	$74,203

Fixed Charges:
Interest expense - inclusive of the amortization of debt issuance costs	$52,620	$49,853	$49,688	$54,881	$52,538
Capitalized interest	8,148	481	788	1,513	5,102
Estimated interest portion in rent expense	3,135	3,133	3,316	3,342	3,909

Total Fixed Charges	$63,903	$53,467	$53,792	$59,736	$61,549

Ratio of earnings to fixed charges	2.94x	0.05x	0.63x	0.39x	1.21x